

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

June 26, 2017

Pedro Richards
Chief Executive Officer
Grupo Financiero Galicia S.A.
Perón 430, 25° Piso C1038AAJ
Buenos Aires, Argentina

> **Re: Grupo Financiero Galicia S.A.**
> **Form 20-F for the Fiscal Year Ended December 31, 2016**
> **Filed May 1, 2017**
> **File No. 000-30852**

Dear Mr. Richards:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2016

Item 5.A Operating Results

U.S. GAAP and Argentine Banking GAAP Reconciliation – Securitizations, page 132

1. Please tell us and revise future filings to more clearly explain the basis for the difference in net income related to securitizations between Argentine Banking GAAP and US GAAP. Specifically discuss how the reconciling amount is determined.

Item 18. Financial Statements

Note 34. Summary of Significant Differences between Argentine Central Bank Rules and United
States Accounting Principles
d. Loan loss reserves, page F-67

2. Please revise future filings to ensure your disclosures consistently comply with the
    specific disclosure requirements in ASC 310-10-50.   We note, for instance, your
    disclosure on page F-70 that for a significant amount of impaired consumer loans the
    related allowance for credit losses is evaluated individually in accordance with ASC 310-
    10-35, but also note disclosure on page F-69 that all consumer loans are evaluated
    collectively for impairment under ASC 450-20.

p. Fair Value Measurement Disclosures – Changes in level 3 fair value measurements, page F-89

3. You disclose on page 90 losses recorded in earnings during 2016 of Ps. 1,026,219 due to
    changes in fair value of level 3 assets and liabilities. This appears to include settlements
    during the year as disclosed in the roll forward of fair value.   Please tell us why
    settlements resulted in losses recorded in earnings and/or revise the disclosure in future
    filings, as appropriate.

    We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
action by the staff.

    You may contact Michael Volley, Staff Accountant at (202) 551-3437 or me at (202)
551-3423 if you have questions regarding our comments.

                                        Sincerely,

                                        /s/ Amit Pande

                                        Amit Pande
                                        Accounting Branch Chief
                                        Office of Financial Services